UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2025	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

To announce differences in the Company’s consolidated financial statements prepared in accordance with IFRSs and Taiwan IFRSs for the year ended December 31, 2024.

(1)
Under the IFRS® Accounting Standards that came into effect as endorsed by the Financial Supervisory Commission of the Republic of China (“Taiwan IFRSs”), ChipMOS TECHNOLOGIES INC. (the “Company”) reported the consolidated net profit attributable to equity holders of the Company of NT$1,419,995 thousand, total comprehensive income attributable to equity holders of the Company of NT$1,529,614 thousand, and basic and diluted earnings per share, net of tax, of NT$1.95 and NT$1.93, respectively, for the year ended December 31, 2024. The Company reported total consolidated liabilities of NT$20,305,618 thousand and equity attributable to equity holders of the Company of NT$25,074,234 thousand as of December 31, 2024.
(2)
For the purpose of filing its 2024 annual report on Form 20-F with the U.S. Securities and Exchange Commission, the Company prepared its 2024 consolidated financial statements in accordance with IFRS® Accounting Standards (“IFRSs”) as issued by the International Accounting Standards Board and reported consolidated net profit attributable to equity holders of the Company of NT$1,439,536 thousand, total comprehensive income attributable to equity holders of the Company of NT$1,549,153 thousand, and basic and diluted earnings per share, net of tax, of NT$1.98 and NT$1.96, respectively, for the year ended December 31, 2024. The Company reported total consolidated liabilities of NT$20,376,534 thousand and equity attributable to equity holders of the Company of NT$25,003,318 thousand as of December 31, 2024.
(3)
The major differences between IFRSs and Taiwan IFRSs applied by the Company for its 2024 consolidated financial statements were primarily due to the timing of the recognition of the 5% income tax on unappropriated retained earnings and the accumulated effects of differences carried over from prior years.
(4)
For more details, please refer to the Investor Relations section on Company’s website.